SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1996

                                HOMESTAKE 401(k)
                             RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 24, 1997

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements for the years ended December 31, 1996 and 1995 and Supplemental Schedules as of and for the year ended December 31, 1996 and Independent Accountants' Report.

                  b. Exhibit No. 23

                     Independent Accountants' Consent

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                                     -------
                              FINANCIAL STATEMENTS

                        as of December 31, 1996 and 1995
                    and for the year ended December 31, 1996

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                                     -------





                                TABLE OF CONTENTS


                                                                                                                   Pages

Financial Statements:

    Report of Independent Accountants                                                                                  2

    Statements of Net Assets Available for Benefits
           as of December 31, 1996 and 1995                                                                            3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1996                                                               4


    Notes to Financial Statements                                                                                   5-14


Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1996                                                                           15

    Item 27d - Schedule of Reportable Transactions
           for the year ended December 31, 1996                                                                       16


                        REPORT OF INDEPENDENT ACCOUNTANTS



Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake 401(k) Retirement Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Coopers & Lybrand L.L.P.
----------------------------
San Francisco, California
June 16, 1997

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 1996 and 1995
                                 (in thousands)

ASSETS                                                                     1996                1995
                                                                           ----                ----

Investments:
  At Fair Value (Note 2)
      Homestake Mining Company Stock Fund                                $     468        $       328
      Norwest Bank Income Equity Stock Fund                                  1,644                910
      Norwest Bank Growth Balanced Fund                                      2,200              1,779
      Norwest Bank Stable Return Fund                                        2,934              2,811
      Norwest Bank Short Term Investment Fund                                  446                 83
      Norwest Bank Growth Equity Fund                                          887                256
      Participant loans receivable                                             534                358
                                                                      -------------     --------------
                           Total investments                                 9,113              6,525
                                                                      -------------     --------------
                           Total assets                                      9,113              6,525
                                          LIABILITIES
Amounts due brokers for securities purchases                                     2                 32
                                                                      -------------     --------------
                          Net assets available for
                                     benefits                             $  9,111         $    6,493
                                                                      =============     ==============




The  accompanying  notes are an  integral  part of these financial statements.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          for the year ended December 31, 1996
                                     (in thousands)

Additions to net assets attributed to:

    Interest and dividends                                                                 $     126
    Interest on Participant's Loans                                                               39
    Net appreciation in fair value of investments                                                668
                                                                                          -----------
                                                                                                 833
                                                                                          -----------
    Contributions:

          Company, in cash                                                                       382

          Participants, in cash                                                                1,603

          Transfers in from other plans                                                           73
                                                                                          -----------
                                                                                               2,058
                                                                                          -----------
          Total additions
                                                                                               2,891
                                                                                          -----------

Deductions from net assets attributed to:

    Net depreciation in fair value of Homestake Mining Company Stock Fund
                                                                                                  18
    Benefits paid to participants
                                                                                                 116
    Transfers out to other plans
                                                                                                 139
                                                                                          -----------
          Total deductions
                                                                                                 273
                                                                                          -----------
          Net increase                                                                         2,618

Net assets available for benefits:

    Beginning of year                                                                          6,493
                                                                                          -----------

    End of year                                                                            $   9,111
                                                                                          ===========




 The  accompanying  notes are an  integral  part of these financial statements.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan:

        The following description of the Homestake 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

        General:

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all employees of the Company who are covered by collective bargaining agreements and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company. Effective January 1, 1997, the Plan's trustee and investment advisor is Norwest Bank, Minnesota, N.A. ("Norwest Bank"). Prior to January 1, 1997, the Plan's trustee and investment advisor was Norwest Bank, South Dakota.

        Contributions:

        Participation is voluntary. Participants may make pre-tax contributions only of between 1% and 16% of compensation. Participant contributions not exceeding 6% of wages or of salary are matched 35% by the Company.


        Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of the Plan, continued:

        Participants' Accounts:

        Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of contributions upon:

             (1)    Termination of employment;

             (2)    Attainment of age 59 1/2;

             (3) Death (with vested account balance paid to designated beneficiary);

             (4)    Hardship.


        Distribution of benefits can be in the form of single lump-sum cash payments or a portion paid in lump-sum payments and the remainder paid later.

        Participant Loans Receivable:

        Participants may borrow from their vested accounts $1,000 to $50,000 limited to 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's note and vested interest in the Plan and repayments are made on at least a monthly basis through payroll deductions.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of the Plan, continued:

        Forfeitures:

        Forfeitures of Company contributions made on behalf of former employees whose employment was terminated before such contributions were vested are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contributions made to the individual participant accounts during the Plan year.


2.      Significant Accounting Policies:

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition:

        Shares and units in investments funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

        Participant loans receivable are valued at cost, which approximates market value.

        Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

2.      Significant Accounting Policies, continued:

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from the Norwest Bank Income Equity Stock Fund, Norwest Bank Growth Balanced Fund, the Norwest Stable Return Fund, the Norwest Bank Short Term Investment Fund, and the Norwest Bank Growth Equity Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3.      Risks and Uncertainties:

        All Plan investments are managed by Norwest Bank. Ultimate Plan performance is dependent upon the ability of Norwest Bank to manage the funds.

        A significant portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

        The Plan's assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.


4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                      -----


5.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions   are   transactions   with
        parties-in-interest.

7.      Administrative Expenses:

        Certain administrative expenses of the Plan are paid for by the Company.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


8.   Investments
     Investments at December 31, 1996 and 1995 are comprised of the following:

                                                                                  December 31,   1996
                                                            ------------------------------------------------------------

                                                               Number of                 Value               Reported
                                                               Shares or                  Per                  Value
                                                               Units Held                Unit             (in  thousands)
                                                               ----------                -----               ---------
     Homestake Mining Company Stock Fund                              40,117           $    11.67             $     468
     Norwest Bank Income Equity Stock Fund                            54,934                29.93                 1,644
     Norwest Bank Growth Balanced Fund                                94,404                23.30                 2,200
     Norwest Bank Stable Return Fund                                 124,407                23.58                 2,934
     Norwest Bank Short Term Investment Fund                         444,809                 1.00                   446
     Norwest Bank Growth Equity Fund                                  29,800                29.77                   887
     Participant loans receivable                                          -                    -                   534
                                                                                                            ------------
                                                                                                              $   9,113
                                                                                                            ============

                                                                                   December 31, 1995
                                                            ------------------------------------------------------------
                                                               Number of                 Value               Reported
                                                               Shares or                  Per                  Value
                                                               Units Held                Unit              (in thousands)
                                                               ----------               -------            --------------
     Homestake Mining Company Stock Fund                              21,178            $  15.49              $   328
     Norwest Bank Income Equity Stock Fund                            35,681               25.49                  910
     Norwest Bank Growth Balanced Fund                                83,383               21.33                1,779
     Norwest Bank Stable Return Fund                                 126,896               22.15                2,811
     Norwest Bank Short Term Investment Fund                          82,521                1.00                   83
     Norwest Bank Growth Equity Fund                                   9,699               26.41                  256
     Participant loans receivable                                          -                   -                  358
                                                                                                            ------------
                                                                                                              $ 6,525
                                                                                                            ============

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

8.      Investments, continued:

        All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and appreciation (depreciation) in fair value.

        The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

        The Income Equity Stock Fund's objective is to achieve a high level of current income with moderate appreciation through investment in equity securities.

        The Growth Balanced Fund's objective is to maximize growth through appreciation from quality stocks, while moderating risk by investing in intermediate maturity bonds, including corporate, U.S. government and mortgage-backed and related securities.

        The Stable Return Fund's objective is to achieve reasonable and consistent current income by investing in fixed income securities and other investments.

        The Short Term Investment Fund consists of short term and floating rate investments.

        The Growth Equity Fund invests in U.S. and international equity securities.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

9.   Net Assets Available for Benefits by Investment Type
     (in thousands):

          At December 31, 1996 and 1995, net assets available for benefits were held in the following participant-designated investment types :

                                                                            Norwest
                                                     Homestake               Bank               Norwest
                                                       Mining               Income               Bank
                                                      Company               Equity              Growth
                                                       Stock                 Stock             Balanced
                                                         Fund                 Fund                Fund
                                                     ----------             --------          ----------
December 31, 1996:
------------------
ASSETS

Investments, at fair value:
    Investments held by trustee                                  -            $   1,644       $       2,200
    Common stock of the Company                               $468                    -                   -
    Participant loans receivable                                 -                    -                   -
                                                  -----------------     ----------------    ----------------
                          Total assets                         468                1,644               2,200

LIABILITIES

Amounts due to brokers for
    securities purchased                                         2                    -                   -
                                                  -----------------     ----------------    ----------------

             Net assets available
                for benefits                                 $ 466             $  1,644       $       2,200
                                                  =================     ================    ================


                                           Norwest             Norwest            Norwest
                                            Bank                  Bank                Bank
                                           Stable             Short Term            Growth
                                           Return             Investment            Equity       Participant
                                            Fund                 Fund                Fund           Loans           Total
                                         ----------           -----------         ---------      -----------      ----------
December 31, 1996:

ASSETS

Investments, at fair value:
    Investments held by trustee            $ 2,934                $ 446              $ 887              -          $  8,111
    Common stock of the Company                  -                    -                  -              -               468
    Participant loans receivable                 -                    -                  -          $ 534               534
                                        ------------       --------------    ---------------     -----------      -----------
           Total assets                      2,934                  446                887            534             9,113

LIABILITIES

Amounts due to brokers for
    securities purchased                         -                    -                  -              -                 2
                                         ------------      --------------    ---------------     -----------     ------------
           Net assets available
               for benefits                $ 2,934                $ 446              $ 887          $ 534           $ 9,111
                                         ============      ==============    ===============     ===========     ============

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                     -------

9. Net Assets Available for Benefits by Investment Type (in thousands), continued:


                                                                        Norwest
                                                Homestake                Bank                   Norwest                Norwest
                                                 Mining                 Income                   Bank                    Bank
                                                 Company                Equity                  Growth                  Stable
                                                  Stock                  Stock                 Balanced                 Return
                                                   Fund                   Fund                    Fund                   Fund
                                             -------------         ----------------       -----------------        ---------------

December 31, 1995:
------------------
ASSETS

Investments, at fair value:
   Investments held by trustee                     -                 $  910                 $  1,779                  $  2,811
   Common stock of the Company                $   328                     -                        -                         -
   Participant loans receivable                    -                      -                        -                         -
                                            ----------------       ----------------       ------------------       ----------------
                     Total assets                 328                   910                    1,779                     2,811

LIABILITIES

Amounts due to brokers for
         securities purchased                      -                     11                       12                         -
                                            ----------------       ----------------       ------------------       ---------------
                    Net assets available
                       for benefits           $   328                $  899                 $  1,767                  $  2,811
                                            ================       ================       ==================       ===============



                                                Norwest                Norwest
                                                 Bank                   Bank
                                             Short Term               Growth
                                             Investment               Equity                Participant
                                                Fund                   Fund                    Loans                  Total
                                           ---------------        ---------------         --------------          -------------
December 31, 1995:
-----------------
ASSETS

 Investments, at fair value:
    Investments held by trustee               $   83                 $  256                        -                 $ 5,839
    Common stock of the Company                    -                      -                        -                     328
    Participant loans receivable                   -                      -                   $  358                     358
                                           ----------------       ----------------       ------------------       --------------
                     Total assets                 83                    256                      358                   6,525

LIABILITIES

Amounts due to brokers for
    securities purchased                           -                      9                        -                      32
                                           ----------------       ----------------       ------------------       --------------
                     Net assets available
                        for benefits           $  83                  $ 247                   $  358                  $6,493
                                           ================       ================       ==================       ==============

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

10. Changes in Net Assets Available for Benefits by Investment Type:
           During the year ended December 31, 1996, changes in net assets available for benefits are allocated among the Plan's investment funds as follows (in thousands):


                                                                         Year Ended December 31, 1996
                                                  -------------------------------------------------------------------------------
                                                                            Norwest
                                                     Homestake                Bank                 Norwest               Norwest
                                                      Mining                 Income                 Bank                  Bank
                                                      Company                Equity                Growth                Stable
                                                       Stock                 Stock                Balanced               Return
                                                        Fund                  Fund                   Fund                  Fund

                                                    --------------       ---------------        ---------------       ------------
    Additions to net assets attributed to:
        Interest and dividends                           $      5              $     33              $      67                -
        Interest on participants' loans                         -                     -                      -                -
        Net appreciation in the fair value of
            investments                                         -                   198                    201           $  179


    Contributions:
        Company, in cash                                       13                    70                     70               93
        Participants, in cash                                  55                   312                    295              377
        Transfers in from other plans                           -                     1                     15               17
                                                  ----------------       ---------------       ----------------     -------------
                                  Total Additions              73                   614                    648              666
                                                  ----------------       ---------------       ----------------     -------------

    Deductions to net assets attributed to:
        Net depreciation in the fair value of
            Homestake Mining Company
                        Stock Fund                             18                     -                      -                -
        Benefits paid to participants                          40                     6                     14               49
        Transfers out to other plans                            2                     6                     43               87
                                                  ----------------       ---------------       ----------------    --------------
                        Total Deductions                       60                    12                     57              136
                                                  ----------------       ---------------       ----------------    --------------

        Interfund Transfers                                   125                   143                  (158)             (407)
                                                  ----------------       ---------------       ----------------    --------------

                    Net increase                              138                   745                    433              123
    Net assets available for benefits:
        Beginning of year                                     328                   899                  1,767            2,811
                                                  ----------------       ---------------       ----------------    --------------

        End of year                                      $    466             $   1,644               $  2,200          $ 2,934
                                                  ================       ================      ================    ==============


                                                                             Year Ended December 31, 1996
                                                  ----------------------------------------------------------------------------------

                                                         Norwest              Norwest
                                                          Bank                 Bank
                                                       Short Term             Growth
                                                       Investment             Equity              Participant
                                                        Fund                  Fund                 Loans               Total
                                                    --------------        ---------------        -------------       -----------
    Additions to net assets attributed to:
        Interest and dividends                         $   15                $     6                    -              $  126
        Interest on participants' loans                     -                      -                $  39                  39
        Net appreciation in the fair value of               -                     90                    -                 668
              investments

    Contributions:
        Company, in cash                                   79                     57                    -                 382
        Participants, in cash                             299                    265                    -               1,603
        Transfers in from other plans                       4                      3                   33                  73
                                                    ---------------       ----------------       --------------      -----------
                        Total Additions                   397                    421                   72               2,891
                                                    ---------------       ----------------       --------------      -----------

    Deductions to net assets attributed to:
        Net depreciation in the fair value of
            Homestake Mining Company Stock Fund             -                      -                    -                  18
        Benefits paid to participants                       5                      2                    -                 116
        Transfers out to other plans                        -                      1                    -                 139
                                                    ---------------       ----------------       --------------      -----------
                         Total Deductions                   5                      3                    -                 273
                                                    ---------------       ----------------       --------------      -----------
        Interfund Transfers                               (29)                   222                  104                   -
                                                    ---------------       ----------------       --------------      -----------
                         Net increase                     363                    640                  176               2,618
    Net assets available for benefits:
        Beginning of year                                  83                    247                  358               6,493
                                                    ---------------       ----------------       --------------      -----------

        End of year                                   $   446                $   887               $  534             $ 9,111
                                                    ================       ================      ===============     ===========

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1996

                                                (c) Description of
                                              Investment (including
          (b) Identity of                      Maturity Date, Rate
         Issuer, Borrower,                         of Interest,                                             (e) Current
            Lessor, or                            Collateral, Par                   (d) Cost                    Value
(a)        Similar Party                        or Maturity Value)                (in thousands)           (in thousands)
        -------------------                  ------------------------             ---------------          --------------
*    Homestake Mining               Common stock (40,117
         Company                            shares; no par value)                       $ 534                     $ 468

*    Norwest Bank                   Norwest Bank Income
                                            Equity Stock Fund
                                            (54,934 units)                              1,312                     1,644

*    Norwest Bank                   Norwest Bank Growth
                                            Balanced Fund
                                            (94,404 units)                              1,896                     2,200

*    Norwest Bank                   Norwest Bank Stable
                                            Return Fund
                                            (124,407 units)                             2,543                     2,934

*    Norwest Bank                   Norwest Bank Short Term
                                            Investment Fund
                                            (444,809 units)                               447                       446


*    Norwest Bank                   Norwest Bank Growth
                                    Equity Fund (29,800 units)                            834                       887

*    Participant notes
                                    (Repayable over five years
                                    unless it is for purchase
                                    of a principal residence
                                    which is repayable over ten
                                    years.  Rate during 1996
                                    ranged from 7.0% to 10.0%.)                           534                       534

*  Represents party-in-interest to Plan.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1996
                                 (in thousands)

                                 (b) Description of Asset
(a) Identity of                 (Include Interest Rate and                c) Purchase          (d) Selling         (e) Lease
Party Involved                  Maturity in Case of a Loan)                   Price              Price             Rental
--------------                  ---------------------------               ----------            ------             --------


Combined transactions:


Norwest Bank                     HMC Stock Fund                              $ 965                   -
                                                                                 -               $ 807

Norwest Bank                     Income Equity Stock Fund                      972                   -
                                                                                 -                 436

Norwest Bank                     Growth Balanced Fund                          853                   -
                                                                                 -                 633

Norwest Bank                     Stable Return Fund                          1,256                   -
                                                                                 -               1,312

Norwest Bank                     Growth Equity Fund                            738                   -


Norwest Bank                     Short-Term Investment Fund                    424                   -

                                                                                                       (h) Current
                                                                 (f) Expenses                           Value of          (i) Net
                             (b) Description of Asset               Incurred                            Asset on           Gain
(a) Identity of              (Include Interest Rate and             with            (g) Cost           Transaction          or
Party Involved                Maturity in Case of a Loan)         Transaction        of Asset            Date             (Loss)
----------------            -----------------------------        -------------       --------         -----------         -------


Combined transactions:

Norwest Bank                 HMC Stock Fund                                                -               -                   -
                                                                                       $  769          $  807             $   38

Norwest Bank                 Income Equity Stock Fund                                      -               -                  -
                                                                                          393             436                 43

Norwest Bank                 Growth Balanced Fund                                          -               -                  -
                                                                                          502             633                131

Norwest Bank                 Stable Return Fund                                            -               -                  -
                                                                                        1,197           1,312                115

Norwest Bank                 Growth Equity Fund                                            -               -                  -

Norwest Bank                 Short-Term Investment Fund                                    -               -                  -
